Exhibit 12.1

            CPI AEROSTRUCTURES, INC.
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		For the year ended December 31,
	2012	2011	2010	2009	2008

Pretax income	16,525,130	10,538,928	542,896	5,861,007	3,853,613

Fixed Charges:

Interest Expense	783,373	343,491	158,406	252,961	31,847

Total earnings	17,308,503	10,882,419	701,302	6,113,968	3,885,460
Ratio of earnings to
fixed charges	22.09	31.68	4.43	24.17	122.00